Contact

www.linkedin.com/in/msastronaut (LinkedIn)
www.daeso.net (Personal)

Top Skills

E-Commerce
Online Marketing
Government Relations

Languages

Russian (Limited Working)
Korean (Native or Bilingual)
English (Professional Working)

Certifications

DESIGNING STRATEGY

Honors-Awards

Young Global Leader

The Order of Science and Technology Merit, Doyak Medal

Sejong Cultural Award (Presidential Citation)

Publications

DNA separation chips Using Temporally Asymmetric Ratchet Effect in Nonuniform Electric Fields

Acrylated hyperbranched polymer photoresist for ultra-thick and low-stress high aspect ratio micropatterns

Diurnal pattern of intraocular pressure is affected by microgravity when measured in space with the pressure phosphene tonometer (PPT)

An Overview of Korean astronaut's space experiments

Self-focusing DNA Separation Chips Using Micropillar Array With Nonuniformly Distributed Asymmetric Electric Fields

Soyeon Yi

Astronaut, Author & Inspiring Speaker, Always Looking for New Challenge
Greater Seattle Area

Summary

Dr. Soyeon Yi, South Korea's first and only astronaut, is a trailblazer in space exploration and a dedicated advocate for inspiring the next generation of STEM leaders.
Dr. Yi holds a Bachelor's and Master's degree in Mechanical Engineering, as well as a Ph.D. in Bio and Brain Engineering from KAIST. Driven by her passion for knowledge after her space flight, she later earned an MBA with a focus on Technology and Global Leadership from the Haas School of Business at the University of California, Berkeley.

In December 2006, Dr. Yi emerged victorious from a pool of over 36,000 candidates to become South Korea's first astronaut. On April 8, 2008, she launched to the International Space Station (ISS) aboard Soyuz TMA-12 as the 11 day mission. During this historic mission, Dr. Yi conducted numerous experiments that later contributed to South Korean science textbooks and television lectures. Her return to Earth on April 19, 2008, was dramatic; she endured a challenging ballistic re-entry and was first greeted by nomads in Kazakhstan.

Dr. Yi's post-astronaut career has been marked by significant contributions to both business and education. She has taken on leadership roles in various startups, serving as a managing director specializing in strategic business development and international partnerships. Her expertise extends to academia, where she is a faculty member at the International Space University.
A passionate advocate for future innovators, Dr. Yi actively engages in public speaking and volunteers with non-profits, inspiring countless students through her lectures and STEM events around the world.
Multilingual in Korean, English, and Russian, Dr. Yi effectively bridges cultural gaps within the international space community.

Experience

Boryung
Advisor
January 2025 - Present (7 months)

International Space University
15 years

Faculty Member
May 2015 - Present (10 years 3 months)

Adjunct Faculty
2010 - April 2015 (5 years)
International Space University

http://www.isunet.edu/

MCA-X, LLC
Founder & Director
April 2017 - Present (8 years 4 months)

AdvancingX
Member Board Of Directors
December 2021 - Present (3 years 8 months)

NOUL Co., Ltd.
Managing Director, Business Development & Partnership
December 2021 - November 2024 (3 years)

We explore global challenges that threaten human health and life, discover novel potential solutions, and realize those possibilities.

ProtoPie
Head of Global Customer Engagement
August 2019 - August 2021 (2 years 1 month)
United States

ProtoPie is the most intuitive tool used to turn UI/UX design ideas into highly interactive prototypes for mobile, desktop, web, all the way to IoT. The software supports individuals and teams to ideate, iterate and innovate faster, overcoming today's challenges to design and realise tomorrow's best digital products.

University of Washington Tacoma

Adjunct Faculty
September 2017 - April 2019 (1 year 8 months)
Greater Seattle Area

Loft Orbital Solutions
Strategic Business Development and International Partnerships
November 2017 - 2019 (2 years)

Korea Aerospace Research Institute
Astronaut & Senior Researcher
February 2007 - August 2014 (7 years 7 months)

To conduct researches on space experiment development and ground tests.
To have public lectures about space flight and to support education and
outreach programs to inspire students. To promote Korea's S&T activities not
only through Korean TV, radio, and newspapers but also at the international
conferences and events.

Sazze
Business Intern
June 2013 - May 2014 (1 year)
California, United States

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Education

University of California, Berkeley, Haas School of Business
Master of Business Administration (MBA), Business Administration and
Management, General · (2012 - 2014)

International Space University
Certificate, SSP09 · (2009 - 2009)

Korea Advanced Institute of Science and Technology
Ph.D, BioSystems · (2002 - 2008)

Korea Advanced Institute of Science and Technology
MS, Mechanical Engineering · (2001 - 2002)

Korea Advanced Institute of Science and Technology
BS, Mechanical Engineering · (1997 - 2001)